Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS
ORDINARY MEETING HELD ON APRIL 29, 2026
1.Date, Time, and Venue: On April 29, 2026, at 8 am, at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: the meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
5.Agenda: (...) (vi) Appointment of the members of the Company’s Statutory Audit Committee; (vii) Appointment of the members of the Company’s non-statutory committees;
(viii) Election and recording of the composition of the Statutory Executive Vice Presidency;
(ix) Election and recording of the composition of the Non-Statutory Executive Vice Presidency. (…).

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Presentation, discussions on the agenda, and resolutions:

(…)

(vi) Appointment of the members of the Company’s Statutory Audit Committee: the Directors unanimously and without reservations approved the appointment of the members of the Company’s Statutory Audit Committee, in accordance with the Company’s Bylaws and the Internal Regulations of the Statutory Audit Committee, for a two (2)-year term, as of this date, until the first Board meeting to be held after the Annual General Meeting that resolves on the financial statements for the fiscal year ending December 31, 2027, pursuant to Article 25, §2 of the Bylaws:

a)ANA PAULA PESSOA, Brazilian, married, economist, enrolled with CPF/ME under No. 865.873.407-25, bearer of Identity Card RG No. 06.329.796-4 IFP/RJ, resident

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 29, 2026)

and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Tasso Fragoso, 33, block 5, apartment 401, ZIP Code 22470-170;

b)CARLOS BIEDERMANN, Brazilian, married, accountant, enrolled with CPF/ME under No. 220.349.270-87, bearer of Identity Card RG No. 9003183911 SSP/RS, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Rua João Caetano, 507, apartment 301, Três Figueiras, ZIP Code 90470-260; and

c)PAULO ROGERIO CAFFARELLI, Brazilian, married, executive, enrolled with CPF/ME under No. 442.887.279-87, bearer of Identity Card RG No. 33813902 PR, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Renato Paes de Barros, 1017, 13th floor, Itaim Bibi, ZIP Code: 04530-001. Mr. PAULO ROGERIO CAFFARELLI is an independent member of the Board of Directors (with Mr. Paulo Rogério Caffarelli abstaining from the vote), appointed as Coordinator of the Committee and a member with recognized expertise in corporate accounting matters.

(vi) Appointment of the members of the non‑statutory committees: the Directors unanimously approved the appointment of the members of the non‑statutory advisory committees to the Board of Directors, in accordance with the Articles of Association, the Board of Directors’ By‑laws and the respective committee by‑laws, for a term of two (2) years as from this date, ending on the date of the first Board meeting held after the Annual General Meeting resolving on the financial statements for the financial year ending 31 December 2027, as detailed below.

Strategy and Innovation Committee

(a)DAVID FEFFER, Brazilian divorced, businessman, enrolled with the CPF/MF under No. 882.739.628-49, bearer of Identity Card RG No. 4.617.720-6 SSP/SP;

(b)GABRIELA FEFFER MOLL, Brazilian, married, businesswoman, enrolled with the CPF/MF under No. 315.806.998-98, bearer of Identity Card RG No. 30.082.370-8 SSP/SP;

(c)MARCELO MOSES DE OLIVEIRA LYRIO, Brazilian, divorced, economist, enrolled with the CPF/MF under No. 746.597.157-87, bearer of Identity Card RG No. 30.082.370-8 SSP/SP;

(d)MARCOS MARINHO LUTZ, Brazilian married, naval engineer, enrolled with the CPF/MF under No. 147.274.178-12, bearer of Identity Card RG No. 15.649.492-9 SSP-SP;

(e)NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, enrolled with the CPF/MF under No. 589.461.528-34, bearer of Identity Card RG No. 3.997.339-6 SSP/SP;

(f)PAULO SERGIO KAKINOFF, Brazilian, married, business administrator, enrolled with the CPF/MF under No. 194.344.518-41, bearer of Identity Card RG No. 25.465.939-1 SSP/SP;

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 29, 2026)

(g)RODRIGO CALVO GALINDO, Brazilian, married, business administrator, enrolled with the CPF/MF under No. 622.153.291-49, bearer of Identity Card RG No. 961.394 SSP/MT/, also designated as Coordinator of this Committee; and

(h)WALTER SCHALKA, Brazilian, married, engineer, enrolled with the CPF/MF under No. 060.533.238-02, bearer of Identity Card RG No. 6.567.956-8 SSP/SP;

Management and Finance Committee

(a)DAVID FEFFER, previously qualified, also designated as Coordinator of this Committee;

(b)GABRIELA FEFFER MOLL, previously qualified;

(c)MARCELO MOSES DE OLIVEIRA LYRIO, previously qualified;

(d)NILDEMAR SECCHES, previously qualified;

(e)PAULO SERGIO KAKINOFF, previously qualified;

(f)RODRIGO CALVO GALINDO, previously qualified; and,

(g)WALTER SCHALKA, previously qualified;

People Committee

(a)DAVID FEFFER, previously qualified;

(b)GABRIELA FEFFER MOLL, previously qualified;

(c)MARCELO MOSES DE OLIVEIRA LYRIO, previously qualified;

(d)NILDEMAR SECCHES, previously qualified;

(e)PAULO SERGIO KAKINOFF, previously qualified, also designated as Coordinator of this Committee;

(f)RODRIGO CALVO GALINDO, previously qualified; and,

(g)WALTER SCHALKA, previously qualified;

Sustainability Committee

(a)DAVID FEFFER, previously qualified;

(b)DANIEL FEFFER, Brazilian, married, businessman, enrolled with the CPF/MF under No. 011.769.138-08, bearer of Identity Card RG No. 4.617.718-8 SSP/SP;

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 29, 2026)

(c)FERNANDO DE LELLIS GARCIA BERTOLUCCI, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 563.952.646-72, bearer of Identification Card Card (RG) No. M341408 SSP/MG;

(d)GABRIELA FEFFER MOLL, previously qualified;

(e)MARIA PRISCILA RODINI VANSETTI MACHADO, Brazilian, married, engineer, enrolled with the CPF/MF under No. 036.618.448-22, bearer of Identity Card RG No. 8.812.418-6 SSP/SP, also designated as Coordinator of this Committee;

(f)PHILIPPE MARIE JOSEPH JOUBERT, France and Brazilian, married, economist, enrolled with the CPF/MF under No. 595.652.097-34, bearer of the Identity Card RG No. 04880781; and,

(g)WALTER SCHALKA, previously qualified.

Nomination and Remuneration Committee

(a)LILIAN MARIA FEREZIM GUIMARÃES;

(b)PAULO SÉRGIO KAKINOFF, previously qualified, also designated as Coordinator of this Committee.

(viii) Election and recording of the composition of the Statutory Executive Vice Presidency: The Directors unanimously approved, pursuant to Articles 18 and 10, paragraph one, of the Articles of Association, the re‑election of the following members of the Statutory Executive Vice Presidency of the Company for a term of one (1) year, with effect from this date until the first meeting of the Board of Directors held after the Annual General Meeting resolving on the financial statements for the financial year ending 31 December 2026:

(a)JOÃO ALBERTO FERNANDEZ DE ABREU, Brazilian, married, engineer, enrolled with CPF/MF under No. 006.334.767-90 and bearer of Identity Card (RG) No. 0089420137 DICRJ for the position of Chief Executive Officer;

(b)AIRES GALHARDO, Brazilian, married, business administrator, enrolled with CPF/ME under No. 249.860.458-81 and bearer of ID Card (RG) No. 24.854.223-0 SSP/SP for the position of Statutory Executive Vice President – Pulp Operations, Engineering, Energy, Digital and New Businesses;

(c)DOUGLAS SEIBERT LAZARETTI Brazilian citizen, married, forestry engineer, enrolled with CPF/MF under No. 000.736.650-70 and bearer of ID Card (RG) No. 2064303651 SSP/RS for the position of Statutory Executive Vice-President of Forestry;

(d)LEONARDO BARRETO DE ARAUJO GRIMALDI, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 650.128.445-72 and bearer of ID Card (RG) No. 337.977.07 SSP/SP; as Statutory Executive Vice-President of Pulp Commercial and Logistics;

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 29, 2026)

(e)MORENO CHAGAS ASSUMPÇÃO, Brazilian, married, economist, enrolled with the CPF/ME under No. 697.293.101-06 and bearer of Identity Card RG No. 1.630.496 SSP/DF, for the position of Statutory Executive Vice President of Finance and Investor Relations;

(f)MARIA LUIZA DE OLIVEIRA PINTO, Brazilian, divorced, psychologist, enrolled with the CPF/MF under No. 129.079.488-06 and bearer of Identity Card RG No. 10.787.341-2 SSP/SP, for the position as Statutory Executive Vice President of Sustainability, Communication, Brand, People & Management, Health, Safety, Quality of Life and Facilities.

It was approved to amend the title of the office held by Maria Luiza de Oliveira Pinto, which in the previous term was designated as “Statutory Executive Vice President – Sustainability, Communication and Brand” and, for the term subject to this re-election, shall be designated as “Statutory Executive Vice President – Sustainability, Communication, Brand, People & Management, Health, Safety, Quality of Life and Facilities

To record that as a result of the approval of the resolutions above, the composition of the Company's Statutory Executive Vice-Presidency will be as follows: (i) Mr JOÃO ALBERTO FERNANDEZ DE ABREU, as Chief Executive Officer; (ii) Mr AIRES GALHARDO, as Statutory Executive Vice President of Pulp Operations, Engineering, Energy, Digital and New Business;(iii) Mr DOUGLAS SEIBERT LAZARETTI, as Statutory Executive Vice President of Forestry;(iv) Mr LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Statutory Executive Vice President of Pulp Commercial and Logistics; (v) Mr MARCOS MORENO CHAGAS ASSUMPÇÃO, as Statutory Executive Vice President of Finance and Investor Relations; (vi) Ms. MARIA LUIZA DE OLIVEIRA PINTO, as Statutory Executive Vice President – Sustainability, Communication, Brand, People & Management, Health, Safety, Quality of Life and Facilities. The members hereby elected (i) are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros, ZIP Code 01.452-919, (ii) shall take office on the date hereof, except for Mrs Maria Luiza de Oliveira Pinto e Paiva, who shall take office on 1 May 2026, upon the execution of their respective Instruments of Investiture and acceptance of the arbitration clause referred to in article 40 of the Novo Mercado Regulations, which are filed with this office, and (iii) are not under any impediment provided for in law.

(ix)    Election and recording of the composition of the Non-Statutory Executive Vice Presidency: The Directors unanimously and without reservations approved the composition of the Company’s Non-Statutory Executive Vice Presidency, pursuant to Article 14, item “s”, of the Company’s Articles of Association, for a term concurrent with that of the Statutory Executive Vice Presidency.

(i)CAROLINE CARPENEDO, Brazilian, enrolled with CPF/MF under No. 002.011.470-25, for the position of Executive Vice President – Human Resources;

(ii)CARLOS ANÍBAL FERNANDES DE ALMEIDA JUNIOR, Brazilian, enrolled with CPF/ME under No. 910.169.166-04, for the position of Executive Vice President Europe;

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on April 29, 2026)

(iii)FABIO ALMEIDA DE OLIVEIRA, Brazilian, enrolled with CPF/ME under No. 142.667.458-93, for the position Executive Vice President of Paper and Packaging;

(iv)LUIS RENATO COSTA BUENO, Brazilian, enrolled with CPF/ME under No. 922.321.326-68, for the position of Executive Vice President of Consumer Goods and Corporate Relations;

(v)PABLO FRANCISCO GIMENEZ MACHADO, Brazilian, enrolled with CPF/ME under No. 271.385.948-44 for the position of Executive Vice President of China – Business Management.

(…)

8.Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, April 29, 2026.

Marcos Moreno Chagas Assumpção
Seretary